SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             Dycom Industries, Inc.
                  --------------------------------------------
             (Exact name of Registrant as specified in its charter)

             Florida                                             59-1277135
---------------------------------                            ------------------
(State or other                                              (I.R.S. Employer
organization incorporation)                                  Identification No.)

                          4440 PGA Boulevard, Suite 500
                          Palm Beach Gardens, Florida
                                      33410
                 ----------------------------------------------
          (Address of principal executive offices, including zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered:                        each class is to be registered:

Series A Preferred Stock Purchase Rights         New York Stock Exchange, Inc.
----------------------------------------         -----------------------------

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:_________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                 Title of Class


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Item 1.  Description of Registrants Securities to be Registered

                  On April 4, 2001, the Board of Directors of Dycom Industries, Inc. (the "Company") declared a distribution of one right (a "Right") for each outstanding share of common stock, par value $0.33-1/3 per share (the "Company Common Stock"), to shareholders of record at the close of business on April 14, 2001 (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one ten-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $95.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Shareholder Rights Agreement, dated as of April 4, 2001 (the "Rights Agreement"), between the Company and First Union National Bank, as Rights Agent.

The Rights Agreement

                  Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) the close of business on the tenth day following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, and (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

                  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a recapitalization) (each such event being a "Section 11(a)(ii) Event"), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the Acquiring Person having a value equal to two times the exercise price of the Right.

                  The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

                  At any time until the close of business on the tenth day following the Stock Acquisition Date, a majority of the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of a majority of the Company's Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  The Board of Directors, at its option, may exchange each Right for (i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(ii) Event and the purchase price set forth in the Rights Agreement, divided by (y) the market price per Unit of Preferred Stock upon a Section 11(a)(ii) Event.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

                  Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Supplements or amendments to the Rights Agreement may be made only if approved by a majority of the Board of Directors.

Description of Preferred Stock

                  The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

                  Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $0.01 per Unit or any higher per share dividend declared on the Company Common Stock.

                  In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of Company Common Stock.

                  Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six fiscal quarters.

                  In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

                  The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

                  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right is expected to approximate the economic value of one share of Company Common Stock.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors because the Rights may be redeemed by the Company at $0.01 per Right at any time on or prior to the tenth business day following the Stock Acquisition Date (subject to extension by the Company's Board of Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.


Item 2.           Exhibits
                  --------

   1 Shareholder Rights Agreement, dated as of April 4, 2001, between Dycom Industries, Inc. and First Union National Bank (which includes the Form of Rights Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B and the Form of Articles of Amendment to the Articles of Incorporation as Exhibit C). Pursuant to the Rights Agreement, the Rights Certificates will not be mailed until after (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Company Common Stock or (ii) ten business days following the commencement of, or the announcement of the intention to commence, a tender offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock.

                                   Page 4 of 6
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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, Dycom Industries, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                           DYCOM INDUSTRIES, INC.


Date:    April 6, 2001                     By:  /s/ Steven Nielsen
                                                -------------------------------
                                                Name:  Steven Nielsen
                                                Title: President and Chief
                                                       Executive Officer



                                   Page 5 of 6

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

                                  EXHIBIT INDEX

Exhibit                                                                                          Page
   No.                                      Description                                           No.
---------                                   -----------                                          ----

    1             Shareholder Rights Agreement, dated as of April 4, 2001,                        8
                  between Dycom Industries, Inc. and First Union National Bank
                  (which includes the Form of Rights Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B
                  and the Form of Articles of Amendment to the Articles of
                  Incorporation as Exhibit C).



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